Filed pursuant to Rule 424(b)(3)
                                            Registration No.  333-68899


          PROSPECTUS


                           2,500,000 SHARES OF COMMON STOCK


                             COVER-ALL TECHNOLOGIES INC.


               Our common stock is listed on the Nasdaq SmallCap Market(SM) under the symbol "COVR" and it is also listed on the Philadelphia Stock Exchange under the symbol "CVA". On December 3, 1998, the closing sale price of the common stock was $2.06, according to the Nasdaq SmallCap Market(SM).

               These shares of common stock are being sold by Care Corporation Limited, the selling shareholder. We will not receive any part of the proceeds from the sale.

                                 --------------------

                         CONSIDER CAREFULLY THE RISK FACTORS
                       BEGINNING ON PAGE 9 IN THIS PROSPECTUS.

                                 --------------------

                NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY
               STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED
                  OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR
                   ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                        TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ---------------------------------------


                                  JANUARY 6, 1999

          No one (including any salesperson or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus. Until April 6, 1999, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

                                 --------------------

                                  TABLE OF CONTENTS

                                                                       Page
                                                                       ----

          Where You Can Find More Information . . . . . . . . . . . . . . 3
          Forward Looking Statements  . . . . . . . . . . . . . . . . . . 3
          The Company . . . . . . . . . . . . . . . . . . . . . . . . . . 4
          Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . 9
          Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . .  13
          Description of Common Stock . . . . . . . . . . . . . . . . .  13
          Selling Shareholder . . . . . . . . . . . . . . . . . . . . .  14
          Plan of Distribution  . . . . . . . . . . . . . . . . . . . .  15
          Legal Matters . . . . . . . . . . . . . . . . . . . . . . . .  17
          Experts . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

                         WHERE YOU CAN FIND MORE INFORMATION

               We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

               The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholder sells all the shares. This prospectus is a part of a registration statement we filed with the SEC.

               1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 0-13124).
               2.   Amended Annual Report on Form 10-K/A for the fiscal
                    year ended December 31, 1997 (File No. 0-13124).
               3.   Quarterly Reports, including any amendments to these
                    reports, on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 (File No. 0-
                    13124).
               4.   Proxy Statement dated April 30, 1998 (File No. 0-
                    13124).
               5. Current Report on Form 8-K filed on May 14, 1998 (File No.0-13124).
               6. The description of our common stock contained in our Registration Statement on Form 8-A filed on May 22, 1996, including any amendment or report filed to update this description.

               You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: 18-01 Pollitt Drive, Fair Lawn, New Jersey 07410, Attention: Ann F. Massey - Secretary, telephone number (201) 794-4800.


                              FORWARD LOOKING STATEMENTS

               Some of the statements contained in this prospectus discuss the Company's plans and strategy for its business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. These statements are subject to risks and uncertainties and, as a result, actual results may differ materially. For a discussion of important risks of an investment in the Common Stock, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors." You should carefully consider the information set forth under the caption "Risk Factors," including the risks relating to historical operating losses and negative cash flows.

                                     THE COMPANY

          GENERAL

               We provide state-of-the-art software products for the property/casualty insurance industry through our subsidiary, COVER-ALL Systems, Inc. ("COVER-ALL").

               Historically, we (under our former name, Warner Insurance Services, Inc.) also provided services to the automobile insurance industry including underwriting, policy maintenance and claims adjustment services, which were carried out by our Insurance Services Division ("ISD"). However, in March 1996, we transferred the ISD business to a subsidiary of The Robert Plan Corporation, as a part of a settlement of two lawsuits between us and The Robert Plan Corporation. This settlement included the release of the Company from our obligations under long-term processing contracts with the customers of ISD. Because of this settlement and release, we call the activities of the ISD "discontinued operations" in the notes to our financial statements. See "Discontinued Operations."

               During March 1997, we announced several major changes as part of our overall business strategy. Mr. Brian Magowan became Chairman of the Board and Chief Executive Officer and Mr. Mark Johnston became Chief Financial Officer on an interim basis. Four of the existing Board members resigned and two additional Board members, Messrs. Earl Gallegos and Ian Meredith, were added. We also raised $3 million of financing through the sale of 12 1/2% Convertible Debentures ("Debentures"), due March 2002. The Debentures are convertible into shares of our common stock at $1.25 per share and carry certain restrictive covenants. Mr. Johnston served as Chief Financial Officer until January 1998, when Mr. John R. Nobel joined the Company and replaced Mr. Johnston as Chief Financial Officer.

          OVERVIEW

               We offer standard as well as customized software application products together with implementation support services to the property/casualty insurance industry. We derive revenue from software contract licenses to new and existing customers and from continuing maintenance fees for servicing the product. We also provide professional consulting services to customize the software for specific uses.

               In December 1989, we purchased, through our subsidiary, the assets related to the exclusive proprietary rights to a PC-based software application for policy rating and issuance for property/casualty insurance companies. We then enhanced this acquired software and it is now known as our "Classic" product line, which is one of our two current product lines.

               The Classic product line is a self-contained rating, issuance and transaction management application system utilized in the property/casualty insurance industry. This software was developed using the Microfocus COBOL language, and we have upgraded this product line for use in the Windows 95 operating system. We believe that this software product provides cost-effectiveness and flexibility for self-contained Local Area Network ("LAN") systems. The Classic product is in use in approximately 50 property/casualty insurance companies. Total Classic revenues were $6,593,000 for the year ended December 31, 1997 compared to $3,655,000 for the year ended December 31, 1996 and $2,752,000 for the year ended December 31, 1995.

               Since 1993, we have been developing a second product line entitled Total Administrative Solution ("TAS 2000") and, as of December 31, 1997, COVER-ALL completed several modules. TAS 2000 comprises an architecture and a suite of application development tools for property/casualty insurers designed to enable a client-driven re-engineering of an insurer's business processes. TAS 2000 applications run on commodity priced open computer systems and use state-of-the-art client/server software technology provided by Oracle Corporation. Total TAS 2000 revenues were

          $1,345,000 for the year ended December 31, 1997, $1,814,000 for the year ended December 31, 1996, and $1,367,000 for the year ended December 31, 1995.

               Regarding our software products held for sale, our TAS 2000 product line conforms to "Year 2000" as of December 31, 1997. In 1997, we modified the Classic product line to support the "Year 2000."

          DISCONTINUED OPERATIONS -  INSURANCE SERVICES DIVISION

               ISD revenues decreased substantially in 1994 and 1995 because of lower fees attributable to the reduced number of policies and claims being handled on contracts that were winding down or were completed. As a result, ISD suffered losses and operated under considerable uncertainty as a result of pending lawsuits with certain affiliates of The Robert Plan Corporation. In March 1996, the Company entered into a series of agreements which provided for the transfer and discontinuance of its ISD operations and the issuance of the Company's Common Stock and Warrants to certain customers of the ISD business in exchange for the release of the Company from its obligations to provide insurance services to ISD customers and to The Robert Plan Corporation in exchange for the settlement and dismissal of two lawsuits. Effective March 1, 1996, the Company discontinued providing insurance processing services to the automobile insurance industry. The Company reflected those activities as discontinued operations in its financial statements in the year ended December 31, 1995.

          RECENT DEVELOPMENTS

               As part of the restructuring transactions in March 1996 (the "Restructuring"), we transferred certain assets, employees, contracts and leased premises relating to our ISD business to a subsidiary of The Robert Plan Corporation, which replaced us as the provider of insurance services to the ISD customers. In exchange for settling the lawsuits, releasing our contractual obligations to provide insurance services and executing mutual releases, we issued to certain of the ISD customers and certain parties to the litigation:

                    (a) a total of 3,256,201 shares of our common stock,

                    (b) five-year warrants (the "Restructuring Warrants") to purchase up to an additional 1,553,125 shares of our common stock at $2.00 per share, and

                    (c) cash of $2.5 million.

          Atlantic Employers Insurance Company, a CIGNA Property and Casualty company and ISD customer, initially acquired 2,476,547 shares of our common stock, Restructuring Warrants to purchase 1,181,250 shares and received $675,000 in cash as part of the Restructuring. Mr. James R. Stallard, Vice President of CIGNA Property and Casualty, was designated as a director of the Company under the terms of the Restructuring Agreement.

               As part of the Restructuring, we had the option, exercisable for a period of six months (from March 1, 1996), to (i) purchase 50% of the 3,256,201 shares for a certain calculated cash price and (ii) acquire 50% of the 1,553,125 Restructuring Warrants at a cash price equal to $1.00 per warrant. As discussed below, on March 31, 1996, we assigned this repurchase option to Software Investments Limited ("SIL"), which SIL subsequently exercised.
          As a result of the issuance of the above mentioned shares of our common stock, the antidilution provisions of the warrants required an adjustment from 776,562 shares at $2.00 per share to 862,847 shares at $1.80 per share.

               On March 31, 1996, we entered into a series of transactions with SIL and Care Corporation Limited ("Care") in which we:

                    (A) sold to SIL for total proceeds of $3,022,391:

                         (i) 1,412,758 shares of our common stock for $2.00 per share, and

                         (ii) five-year warrants (the "SIL Warrants") to purchase a total of 196,875 shares of our common stock for $1.00 per SIL Warrant ($196,875), the exercise price of such SIL Warrants being $2.00 per share of our common stock, and

                    (B) assigned to SIL the rights we retained in the Restructuring to repurchase within six months 1,628,100 shares of our common stock for a certain calculated cash price and our rights to purchase from the warrantholders, for $1.00 per warrant, Restructuring Warrants to acquire 776,562 shares of our common stock at $2.00 per share. As a result of the issuance of the above mentioned shares of our common stock, the antidilution provisions of the warrants required an adjustment from 776,562 shares at $2.00 per share to 862,847 shares at $1.80 per share.

               On March 31, 1996, Care granted to us the exclusive license for the Care software systems for use in the worker's compensation claims administration markets in Canada, Mexico and Central and South America (the "Care Software License"). In exchange for this license, we issued to Care 2,500,000 shares of our common stock at $2.00 per share to value the license at $5,000,000 at March 31, 1996. The parties revised the license agreement on March 14, 1997 to engage Care as the Company's exclusive sales agent for a monthly fee of $10,000 against commissions of 20%. Depending upon the level of revenue reached or not reached, we had the right to repurchase all or a portion of the shares issued to Care at $0.01 per share. Through March 31, 1998, we paid Care approximately $125,000 for its services as our exclusive sales agent.

               On May 1, 1996, SIL purchased 1,628,100 shares of our common stock at $3.00 per share, and, at $1.00 per warrant, 862,847 warrants to purchase 862,847 shares of our common stock at $1.80 per share. SIL exercised these warrants on May 6, 1996, resulting in our receiving $1,553,124 in additional equity.

               On March 31, 1998, Care repurchased from us the Care Software License. Also on that date, we acquired nonexclusive worldwide reseller rights (excluding Australia, New Zealand and the United States) to the Care software, for which we will pay, on a per sale basis, Care's commercial list price then in effect less the applicable reseller discount. In addition, under the Care Software License buyback, we granted to Care the nonexclusive right to resell our TAS 2000 software and Classic product line outside of the United States, relieving us of paying to Care an agency fee, as well as reducing our marketing expense. The transaction to sell the Care Software License back to Care was the result of our strategic decision to allocate our future resources to TAS 2000 and the Classic product line.

               In consideration for the buyback of the Care Software License by Care, Care paid to us $500,000 in cash and issued a $4,500,000 non-interest bearing non-recourse (except as to collateral) note on March 31, 1998. This note was payable in semi-annual installments of $500,000, on March 31 and September 30 of each year, which, when discounted, resulted in an amount to be recorded of $3,893,054. The discounted note is secured by unencumbered Cover-All common stock owned by Care. The number of shares required as collateral on the note will vary, so that the market value of the shares held as collateral must equal 150% of the outstanding balance. The number of shares required as collateral will be adjusted at each payment date based on the market price of the Company's shares and the balance outstanding on the payment date. Based on the market price of the Company's common stock on March 30, 1998, approximately 1,700,000 shares were originally pledged as collateral.

               On September 30, 1998, we received the $500,000 installment payment on this note. This money was borrowed by Care from various persons and entities. See "Plan of Distribution." Upon receiving this installment payment, we recalculated the number of shares required as collateral, and Care pledged an additional 2,004,808 shares to secure the outstanding balance of the note.

          All of the 2,500,000 shares being offered by Care under this prospectus are currently pledged by Care as collateral on the note. The remaining approximately 1,200,000 shares pledged by Care as collateral on the note are owned by SIL.

          ADDRESS

               Our executive offices are located at 18-01 Pollitt Drive, Fair Lawn, New Jersey 07410, and our telephone number is (201) 794-4800.

                                     THE OFFERING


          Securities offered  . . . . . .  2,500,000 shares of common stock(1)

          Shares of common stock           16,984,022 shares(2)
          outstanding after this offering
          Nasdaq SmallCap Market(SM)       COVR
          symbol  . . . . . . . . . . . .

          Philadelphia Stock Exchange      CVA
          symbol  . . . . . . . . . . . .

          Use of proceeds . . . . . . . .  We will not receive any
                                           proceeds from the sale of the
                                           common stock by the selling
                                           shareholder.  See "Use of
                                           proceeds."
          Risk factors  . . . . . . . . .  The securities offered by this prospectus involve a high
                                           degree of risk.  See "Risk
                                           Factors."

          --------------------

          (1) All 2,500,000 shares of common stock offered under this prospectus are currently pledged by Care to us as collateral on a note, the remaining principal amount of which is $4,000,000. This note, which does not bear interest and is non-recourse (except as to the collateral), is payable in semi-annual installments of $500,000, on March 31 and September 30 of each year principal is outstanding, and may be prepaid at any time. None of the shares can be transferred by Care or resold pursuant to this prospectus until released from the pledge.

          (2) Does not include a total of 3,509,131 shares of common stock issuable if and when holders of the Company's warrants and convertible debentures exercise those warrants and debentures, and does not include a total of 1,984,000 shares of common stock issuable if and when holders of the Company's options under the Company's option plans exercise those options. In addition, this number of shares does not include a total of 521,775 additional shares of common stock reserved for issuance if and when holders of options that may be granted in the future exercise those options.

                                     RISK FACTORS

               An investment in the common stock being offered by this prospectus involves a high degree of risk. Before acquiring any of the common stock offered by this prospectus, you should carefully consider the following risk factors, as well as other information described elsewhere in this prospectus.

               Historical Losses for COVER-ALL. Although we have generated profits in each of the last four fiscal quarters, we have experienced losses from continuing operations for each of the years ended December 31, 1997, 1996, 1995 and 1994, the two months ended December 31, 1993 and the year ended October 31, 1993. There can be no assurance that we will be able to sustain the profitability that we have recently achieved for any period in the future.

               Need For Additional Financing. We will need additional financing to continue to fund the research and development of our software products and to generally expand and grow our business. At December 31, 1997, we had stockholders' equity of approximately $2,847,000 and a net working capital of approximately $1,647,000. To the extent that we will be required to fund operating losses, our financial position would deteriorate. There can be no assurance that we will be able to find additional financing at all or on terms favorable to us.

               Dependence on Product Development. We are currently investing resources in product development and expect to continue to do so in the future. Our future success will depend on our ability to continue to enhance our current product line and to continue to develop and introduce new products that keep pace with competitive product introductions and technological developments, satisfy diverse and evolving insurance industry requirements and otherwise achieve market acceptance. There can be no assurance that we will be successful in continuing to develop and market on a timely and cost-effective basis product enhancements or new products that respond to technological advances by others, or that these products will achieve market acceptance.

               In addition, we have in the past experienced delays in the development, introduction and marketing of new and enhanced products, and there can be no assurance that we will not experience similar delays in the future. Any failure by us to anticipate or respond adequately to changes in technology and insurance industry preferences, or any significant delays in product development or introduction, would have a material adverse effect on our business, operating results and financial condition.

               No Assurance of Market Acceptance of Our Products. Our future success will depend upon our ability to increase significantly the number of insurance companies that purchase our software products. As a result of the intense competition in our industry and the rapid technological changes which characterize it, there is no assurance that our products will achieve significant market acceptance. Further, insurance companies are typically characterized by slow decision-making and numerous bureaucratic and institutional obstacles which will make our efforts to significantly expand our customer base difficult.

               Rapid Technological Change. The demand for our products is impacted by rapid technological advances, evolving industry standards in computer hardware and software technology, changing insurance industry requirements and frequent new product introductions and enhancements that address the evolving needs of the insurance industry. The process of developing software products such as those we offer is extremely complex and is expected to become increasingly complex and expensive in the future with the introduction of new platforms and technologies. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. Our future success depends upon our ability to anticipate or respond to technological advances, emerging industry standards and practices in a timely and cost-effective manner. There can be no assurance that we will be successful in developing and marketing new products or enhancements to existing products that respond to technological changes or evolving industry standards. The failure to successfully respond to these changes and evolving standards on a timely basis, or at all, could have a material adverse effect upon our business, operating results and financial condition.

               Competition. Both the computer software and the insurance software systems industries are highly competitive. There are a number of larger companies, including computer manufacturers, computer service and software companies and insurance companies, that have greater financial resources than we do that currently offer and have the technological ability to develop software products similar to those offered by us. Very large insurers, which internally develop systems similar to our systems, may or may not become major customers of our software. These companies present a significant competitive challenge to our business. We compete on the basis of our service, price, system functionality and performance and technological advances.

               Dependence on Key Personnel. Our success depends to a significant extent upon a limited number of members of senior management and other key employees, including Brian Magowan, our Chief Executive Officer, Peter C. Lynch, our President and Chief Operating Officer, and Dalia Ophir, our Chief Technology Officer. Mr. Magowan's employment contract expires December 31, 1998; Mr. Lynch's contract expires February 28, 1999; and Ms. Ophir's contract expires December 31, 2000. We maintain key man life insurance on these individuals in the amount of $1,000,000 per individual. The loss of the service of one or more key managers or other employees could have a material adverse effect upon our business, operating results or financial condition. In addition, we believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled technical, management, sales and marketing personnel.
          Competition for such personnel in the computer software industry is intense. There can be no assurance we will be successful in attracting and retaining such personnel, and, the failure to do so could have a material adverse effect on our business, operating results or financial condition.

               Dependence Upon Proprietary Technology; Risk of Third Party Claims of Infringement. Our success and ability to compete depends in part upon our proprietary software technology. We also rely on certain software that we license from others. We rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We currently have no patents or patent applications pending. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. There can be no assurance that the steps we take to protect our proprietary technology will prevent misappropriation of our technology, and this protection may not stop competitors from developing products which function or have features similar to our products.

               While we believe that our products and trademarks do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim that our products infringe, or may infringe, upon their proprietary rights. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. If a claim of product infringement against us is successful and we fail or are unable to develop non-infringing technology or license the infringed or similar technology, our business, operating results and financial condition could be materially adversely affected.

               Dependence on Major Customers. In 1997 and 1996, our software products operations depended on certain major customers. One of these customers accounted for approximately 20% of total revenues in 1997 and three of these customers accounted for approximately 53% of total revenues in 1996. We anticipate that our operations will continue to depend upon the continuing business of major customers. As a result, the loss of any of these major customers or our inability to continue to attract new major customers could materially adversely affect our business, operating results and financial condition.

               Dependence on Key Supplier. We rely on a third party supplier for our claims management solutions in our TAS 2000 product line. We believe this supplier's product is superior to other products on the market and, as a result, the loss of this product could materially adversely affect our business, operating results and financial condition.

               Shares Eligible For Resale. This prospectus covers the sale by the selling shareholder (Care Corporation Limited) of 2,500,000 shares of our common stock. Although the selling shareholder may sell the shares from time to time under this prospectus, to the extent that a significant number of the shares are sold during a short period of time, the market price of the common stock could decline. Further, the prospect of the shares being sold into the market (the so-called "over-hang") may in and of itself create continuing pressures on the price of the common stock. There are also a total of 2,505,775 shares of common stock issuable under our stock option plans which are registered for resale under Form S-8 under the Securities Act.
          Additionally, 902,979 warrants can be exercised at $1.72, and 206,152 warrants can be exercised at $1.91. Further 2,400,000 convertible debentures can be exercised at any time for $1.25 per share.

               No Assurance of Continued Quotation on the Nasdaq SmallCap Market(SM). Our common stock is listed on the Nasdaq SmallCap Market(SM). However, we cannot assure that we will be able to satisfy the criteria for continued listing on the Nasdaq SmallCap Market(SM). For continued listing on the Nasdaq SmallCap Market(SM), a company must, among other things, have (1) either $2 million in net tangible assets, $35 million in market capitalization or $500,000 net income, (2) $1 million in market value of public float and (3) a minimum bid price of $1.00 per share. If we are unable to satisfy the requirements for continued listing on the Nasdaq SmallCap Market(SM), trading, if any, in the common stock would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets" or on the NASD OTC Electronic Bulletin Board. In such an event, an investor may find it difficult to sell, or to obtain accurate price quotations as to the market price of, the shares offered by this prospectus.

               "Penny Stock" Regulations May Impose Certain Restrictions on Marketability of Securities. The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share. Because our common stock is currently listed on the Nasdaq SmallCap Market(SM), these securities are exempt from the definition of "penny stock." However, if our common stock is removed from listing by the Nasdaq SmallCap Market(SM) at any time, the common stock may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000, or annual incomes exceeding $200,000 or $300,000, together with their spouse).

               For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's prior written consent to the transaction. Additionally, for any transaction, other than exempt transactions, involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of investors to sell our securities in the secondary market.

               Potential Loss of Tax Credits. Under the United States Internal Revenue Code, companies that have not been operating profitably are allowed to apply certain of these past losses to offset future tax liabilities they may incur once they reach profitability. These credits are known as net operating loss carryforwards. At December 31, 1997, we had approximately $24,000,000 in net operating loss carryforwards, $3,000,000 of which expire in 2012, $14,000,000 of which expire in 2011, and $7,000,000 of which expire in 2010. Because of the provisions of the Tax Reform Act of 1986, however, we may not get the full benefit of these credits. Under these provisions, a company is limited in utilizing net operating loss carryforward credits if there occurs a change in more than 50% of the company's ownership within a three year period. Because of the stock we issued during our restructuring in March 1996, and other stock which we may issue under the outstanding convertible debentures, we may experience an ownership change which could limit our future use of the net operating loss carryforward credits.

                                   USE OF PROCEEDS

               We will not directly receive any of the proceeds from the sale of the common stock offered by this prospectus. However, the shares offered under this prospectus are currently pledged by Care to us as collateral on a note, the remaining principal amount of which is $4,000,000. None of the shares can be transferred by Care or resold pursuant to this prospectus until released from the pledge, either after the note principal is paid to us or upon our return of shares to Care as a part of the adjustment made, as of March 31 and September 30 of each year, to the amount of pledged collateral in order for the value of the collateral to be 150% of the outstanding principal balance on the note. See "Plan of Distribution" and "The Company - Recent Developments."


                             DESCRIPTION OF COMMON STOCK

               Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.01 per share. As of October 28, 1998, there were 16,984,022 shares of common stock outstanding.

               The holders of shares of common stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of shares of common stock may not cumulate their votes in elections for directors, which means that holders of more than half of the outstanding shares of common stock can elect all our directors standing for election.

               The holders of shares of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors in its discretion from any assets legally available therefor. If we dissolve, whether voluntary or involuntary, the holders of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders. The holders of common stock have no preemptive, subscription, conversion or redemption rights and are not subject to further calls or assessments or rights of redemption by the Company.

          CLASSIFICATIONS OF THE BOARD OF DIRECTORS

               The Certificate of Incorporation provides that we have three classes of Board of Directors, with the term of each class to run for three years and expire at successive annual meetings of the stockholders. Thus, it would take a minimum of two annual meetings of the stockholders to change the majority of the Board of Directors. Only the Board of Directors may fill vacancies on the Board of Directors that may occur between annual meetings.
          In addition, any director elected to fill a vacancy on the Board will serve for the balance of the term of the replaced director.

          STOCKHOLDER RIGHTS PLAN

               On November 17, 1989, we adopted a Stockholder Rights Plan and declared a dividend distribution of one Right for each
          outstanding share of common stock.   Under certain conditions,
          each Right initially entitles the registered holder of this Right to purchase one-fifth of one share of common stock at a purchase price of $10.00, subject to adjustment. The Rights will be exercisable only (1) if a person or group has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of common stock (other than a person that acquires the stock directly from the Company in a transaction that the Company's independent Directors determine to be in the best interests of the Company and its stockholders) or (2) following the commencement of a tender offer or exchange offer for 15% or more of the then outstanding shares of common stock. Each Right will entitle its holder to receive, upon exercise, common stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value equal to two times the purchase price of the Right under certain circumstances, including the acquisition of 20% of the outstanding Common Stock.

          All rights holders, except the acquiror, may purchase a number of shares of common stock equal to $10.00 (subject to adjustment under the terms of the Rights Plan) divided by 50% of the market price of the Company's common stock on the date which is ten days after a public announcement by the Company that a person or group has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of common stock. If some other company acquires the Company in a merger or other business combination transaction in which the Company is not the surviving corporation, the rights holders may purchase the acquiror's shares at a similar discount.

               The Company may redeem the Rights at $0.01 each until ten days following the date on which a person or group of affiliated persons has acquired, or obtained the right to acquire, the beneficial ownership of 15% or more of the outstanding shares of common stock. The Rights will expire on December 4, 1999 unless earlier redeemed by the Company.

          CERTAIN PROVISIONS IN OUR CERTIFICATE OF INCORPORATION

               Our Certificate of Incorporation contains certain provisions that would have an effect of delaying, deferring or preventing a change of control of the Company in connection with certain business combinations. Article Seventh provides that the affirmative vote of at least 80% of the outstanding shares of voting stock is required to approve (1) the sale (or similar transfer) of all or substantially all of the assets of the Company to a "related corporation," (2) the consolidation of the Company with, or its merger into, a "related corporation," (3) the merger into the Company of a "related corporation," (4) any agreement relating to the transactions referred to in (1) through
          (3), and (5) any amendment to said Article Seventh. A "related corporation" is any corporation which, together with its affiliated and associated persons (as such terms are defined) owns of record or beneficially more than 5% of the Company's outstanding voting stock entitled to vote on the subject transaction. These provisions, however, do not apply if a majority of the Company's disinterested directors approve the subject transaction, in which event approval of such transaction shall require only such affirmative vote as is otherwise required by law.

               In addition, Article Fifth of the Certificate requires the approval of 80% of the voting stock to remove a director without cause, to alter, repeal or modify those provisions of the Company's By-Laws relating to the number, election and terms of directors, newly created directorships and vacancies and removal of directors, and to amend said Article Fifth (relating generally to the Company's Board of Directors).

          TRANSFER AGENT

               First Union National Bank is the Transfer Agent and Registrar for the Company's common stock.

                                 SELLING SHAREHOLDER

               Under the Care Software License buyback agreement, we must file and cause to become effective a registration statement covering the shares issued to the selling shareholder thereunder. We have filed this Registration Statement according to the terms of this buyback agreement.

               A total of 2,500,000 shares of common stock are being offered by the selling shareholder under this prospectus. All of the 2,500,000 shares offered under this prospectus are currently pledged by Care to us as collateral on a note. None of the shares can be transferred by Care or resold pursuant to this prospectus until released from the pledge, either after the note principal is paid to us or upon our return of shares to Care as a part of the adjustment made, as of March 31 and September 30 of each year, to the amount of pledged collateral in order for the value of the collateral to be 150% of the outstanding principal balance on the note. See "Plan of Distribution" and "The Company
          - Recent Developments."

               The following table sets forth certain information with respect to the selling shareholder for whom we are registering the shares for resale to the public. We will not receive any of the proceeds from the sale of these shares. See "The
          Company Recent Developments," "Plan of Distribution."

                                          COMMON                COMMON
                                           STOCK                 STOCK
                                           OWNED                 OWNED
                                         PRIOR TO     SHARES     AFTER
          NAME OF SELLING SHAREHOLDER    OFFERING    OFFERED   OFFERING
          ---------------------------    --------    -------   --------
          Care Corporation Limited (1)  2,500,000   2,500,000      0

               (1) In addition to Care Corporation Limited, any of the persons or entities listed in the "Plan of Distribution" section may become selling shareholders upon the exercise of their conversion right or stock option as described therein. See "Plan of Distribution."

               The Mirror Trust, a Jersey, Channel Islands Discretionary Settlement, owns a majority interest in the issued capital of both Care and SIL. The ultimate beneficiaries of the Mirror Trust are the Johnston family interests, one of whom, Mark D. Johnston, is a director of the Company. Mr. Johnston is an executive director of Care and SIL. In March 1997, Mark D. Johnston was appointed Chief Financial Officer of the Company on an interim basis and served in such a capacity until January 22, 1998.

               Mr. Ian J. Meredith, a director of the Company, is also a director of Care and of Care Systems Corporation, a Delaware corporation and an affiliate of Care Corporation Limited, specializing in software and services to the workers' compensation industry in the United States. In 1992, Mr. Meredith, as CEO and Chairman, founded Care Systems Corporation to develop proprietary software for the insurance and employer markets. A company owned by a trust for the benefit of Mr. Meredith's children owns a minority interest in the issued capital of Care. Mr. Meredith has no ownership in and exercises no control with respect to such company.

               Mr. Earl Gallegos, a director of the Company, is also a principal shareholder of Earl Gallegos Management, LLC, which provides management consulting services to businesses. Earl Gallegos Management, LLC has been a consultant for Care Systems Corporation, a Delaware corporation and an affiliate of Care Corporation Limited, for the last two years with regard to project management in connection with the Care Systems' contract for technology services to the Bureau of Workers' Compensation for the State of Ohio. Additionally, effective August 1, 1998, Earl Gallegos Management, LLC was requested to provide consulting services for the overall management of CARE Information Services, a division of Care Corporation Limited.

                                 PLAN OF DISTRIBUTION

               A selling shareholder may from time to time sell the shares directly or offer the shares through underwriters, dealers or agents. The distribution of securities by a selling shareholder may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling shareholder in connection with such sales of shares. Sales of the shares may be made pursuant to this prospectus or pursuant to Rule 144 under the Securities Act.

               At the time a particular offer of shares is made by or on behalf of a selling shareholder, to the extent required, a prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for shares purchased from a selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

               On September 30, 1998, Care borrowed a total of $560,000 from the persons and entities listed below. Pursuant to the Convertible Promissory Note issued by Care to each of these persons and entities, the holder of the note has the right to convert the principal and accrued and unpaid interest thereunder into shares of our common stock, which would be transferred by Care to the holder and could consist, in whole or in part, of the 2,500,000 shares of common stock offered under this prospectus. The right to convert may be exercised any time beginning December 14, 1998, and continuing through September 30, 2000. The notes each bear interest at 9% per year, require quarterly payments of accrued and unpaid interest, and require payment of the principal balance on September 30, 2000, if not earlier converted.

               In connection with this financing, Care also granted each of these persons and entities an option to acquire additional shares of our common stock, which would be transferred by Care to the holder and could consist, in whole or in part, of the 2,500,000 shares of common stock offered under this prospectus. The options were exercisable beginning on September 30, 1998, for a two-year period.

               We are not a party to the notes or the stock options. The obligations under the notes and the stock options to transfer shares of common stock are solely Care's obligations.

               All of the 2,500,000 shares offered under this prospectus are currently pledged by Care to us as collateral on a note, the remaining principal amount of which is $4,000,000. This note, which does not bear interest and is non-recourse (except as to the collateral), is payable in semi-annual installments of $500,000, on March 31 and September 30 of each year principal is outstanding, and may be prepaid at any time. None of the shares can be transferred by Care or resold pursuant to this prospectus until released from the pledge, either after the note principal is paid to us or upon our return of shares to Care as a part of the adjustment made, as of March 31 and September 30 of each year, to the amount of pledged collateral in order for the value of the collateral to be 150% of the outstanding principal balance on the note. See "The Company - Recent Developments."

               If any of these persons and entities exercise the conversion right or the stock option, and Care fulfills its obligations with shares of common stock that are part of the 2,500,000 shares offered under this prospectus, these persons and entities would also be selling shareholders under this prospectus as transferees of Care. None of these persons and entities are otherwise affiliated with Care and are not affiliated with us. The following table lists each of these persons and entities and the number of shares of common stock offered under this prospectus each would own if (1) each person and entity exercises the conversion right in full as to the original principal amount of its note and exercises the stock option in full and (2) Care transfers shares of common stock constituting part of the 2,500,000 shares offered under this prospectus. Each person and entity could own additional shares of common stock offered under this prospectus if it (1) elects to convert accrued and unpaid interest under the notes or (2) the market price of the common stock is lower than $1.29 per share at the time of any note conversion.
                                             COMMON STOCK
                                             POTENTIALLY TO
                                             BE OWNED
                                             AND SALEABLE IN
                                 NAME        OFFERING
                                 ----        ---------------
                       Joseph A. Rosin         194,609
                       Paradigm Group, L.L.C.  207,895
                       Randall S. Goulding       9,287
                       Pochter Family Limited   30,184
                         Partnership
                       Rodney Zech               2,321
                       Jerome P. Seiden         46,438
                       Marshall Katzman         13,931
                       Horberg Trust            46,438
                                               -------
                                 TOTAL         551,103

                                    LEGAL MATTERS

               Our counsel, Thelen Reid & Priest LLP of New York, New York, will issue for us an opinion about certain legal matters relating to the shares.


                                       EXPERTS

               Moore Stephens, P.C., Cranford, New Jersey, independent auditors, audited our consolidated financial statements and schedule as of December 31, 1997 and for the year ended December 31, 1997, as set forth in their report thereon. Ernst & Young LLP, Hackensack, New Jersey, independent auditors, audited our financial statements and schedule as of December 31, 1996 and for the two years ended December 31, 1996 and 1995, as set forth in their report, both of which are incorporated in this prospectus by reference.

               Our consolidated financial statements are incorporated by reference in reliance on, to the extent applicable, the reports of Moore Stephens, P.C. and Ernst & Young LLP, respectively, given on the authority of these firms as experts in accounting and auditing.
                                      -17-